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Exhibit 99.15

News Release
March 21, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE SETTLES WITH ASENSIO & CO., INC.

    Carpinteria, CA—March 21, 2000—Turbodyne Technologies Inc. (EASDAQ:TRBD) CEO Gerhard Delf announced today that Turbodyne has settled its lawsuit against Manuel Asensio and Asensio & Company, Inc.

    Turbodyne filed suit against Asensio on December 16, 1998 in Los Angeles County Superior Court. As part of the settlement agreement, Asensio & Co., Inc. agreed to issue the following press release:

    On August 4, 1998 Asensio & Company, Inc. announced that it had initiated research coverage of shares of Turbodyne Technologies, Inc.'s common stock. Following the initiation of coverage, trading was halted by NASDAQ and EASDAQ. Turbodyne was directed to release complete and accurate information on certain contracts and agreements and to take steps to ensure that future press releases are timely, complete and accurate.

    Between June and October of 1999, Turbodyne made a series of management changes, including the resignation of certain members of its Board of Directors and the appointment of new members. Turbodyne has announced that its new management included certain individuals who have significant educational and work experience in the automotive industry.

    Asensio & Company, Inc. has not conducted any significant research or due diligence on Turbodyne's product development efforts or the market potential of its products in over a year. However, while Turbodyne did not invent the electrically assisted turbocharger, it has developed and patented what it contends are key technologies for the electrically assisted turbocharger.

    Turbodyne and Asensio have fully and completely resolved all claims and issues between them.

    Turbodyne Technologies Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines plus the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies Inc.'s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Investor Relations, Markus Kumbrink +49-69-975-44-665

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TURBODYNE SETTLES WITH ASENSIO & CO., INC.